THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your Ordinary Shares in Allied Domecq PLC, please consult the stockbroker or agent through whom the transaction was effected without delay and pass this document and the enclosed proxy form and other documents to them for transmission to the purchaser or transferee.

Allied Domecq PLC

(Registered in England & Wales No. 3771147)

Registered Office: The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK

12 November 2003

To the Ordinary Shareholders

Dear Shareholder,

2004 ANNUAL GENERAL MEETING

I am writing to you to set out the notice of and to explain the background to the business to be considered at the Annual General Meeting (‘AGM’) of Allied Domecq PLC (the ‘Company’).

Annual General Meeting

The AGM of the Company will be held at 2.00pm on Friday 30 January 2004 at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY. Doors will open at 1.00pm and shareholders will be served tea, coffee and biscuits prior to the commencement of the AGM.

The Notice of the AGM is set out in the Appendix to this letter.

The resolutions detailed below should be read in conjunction with the notice of the AGM. If there are any aspects of the business in respect of which you require clarification please write to me at the above address.

Resolution 1 (Ordinary Resolution)

To receive and adopt the Accounts for the year to 31 August 2003 and the Reports of the Directors and the Auditor thereon.

Resolution 2 (Ordinary Resolution)

To declare a final dividend of 8.7p per share to be paid to the holders of Ordinary Shares on the register of members of the Company at the close of business on 9 January 2004.

Subject to confirmation by shareholders at the AGM, the dividend will be paid on 4 February 2004.

Resolution 3 (advisory Ordinary Resolution)

To receive and approve the Directors’ Remuneration Report for the year to 31 August 2003 on pages 44 to 51 of the Annual Report and Accounts and summarised on pages 25 to 27 of the Summary Financial Statement.

Resolutions 4- 7 (Ordinary Resolutions)

To re-elect Philip Bowman and elect Bruno Angelici, Paul Adams and John Rishton as Directors of the Company. Brief biographical details of the Directors standing for election or re-election appear on page 38 of the Annual Report and Accounts and page 24 of the Summary Financial Statement.

Resolution 8 (Ordinary Resolution)

To ratify the Audit Committee’s re-appointment of KPMG Audit Plc as Auditor of the Company and to authorise the Directors, acting through the Audit Committee, to determine the remuneration of the Auditor.

Resolution 9 (Ordinary Resolution)

To re-new the Directors’ authority to allot unissued shares.

Although the Board has no present intention in that regard, it is proposed that the directors be given authority to allot up to 368,856,771 Ordinary Shares of 25 pence each pursuant to Section 80 of the Companies Act 1985 which number represents one-third of the issued Ordinary Share capital.

Resolution 10 (Special Resolution)

To re-new the Directors’ authority to allot shares without regard to statutory pre-emption rights.

The authority to disapply Section 89 of the Companies Act 1985 and to allot equity securities for cash otherwise than to existing shareholders by way of a rights issue is proposed in respect of 55,328,515 Ordinary Shares of 25p each which number represents approximately 5% of the total share capital currently in issue.

In accordance with the recommendations of the Investment Protection Committees, your Board confirms its intention that no more than 7 1 /2 % of the issued Ordinary Share capital of the Company will be allotted for cash on a non pre-emptive basis during any three year period.

Resolution 11 (Special Resolution)

To authorise the Company to purchase its own Ordinary Shares.

In common with a number of other listed companies, the Company is seeking to re-new the authority to purchase up to 10% of its Ordinary Shares at or between the minimum and maximum prices specified in this resolution. This power would be used only after careful consideration by the Directors, having taken into account market conditions prevailing at that time, the investment needs of the Company, its opportunities for expansion and its overall financial position. The Directors would exercise the authority to purchase Ordinary Shares only if they considered it to be in the best interests of shareholders and if the purchase could be expected to result in an increase in earnings per share. In exercising the authority to purchase Ordinary Shares, the Directors may treat the shares that have been bought back as either cancelled or held in treasury (or a combination of both), and to the extent that any such shares are held in treasury, earnings per share will only be increased on a temporary basis, until such time as the shares are re-sold out of treasury.

The total number of options to subscribe for equity shares outstanding at 12 October 2003, the date one month before the date of the Notice of the AGM, was 31,820,063 (1). This figure represents 2.88% of the issued share capital of the Company at that date. If the Company bought back the maximum number of shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for equity shares outstanding as at 12 October 2003 would represent 3.20% of the issued share capital of the Company as reduced following those purchases. There are no warrants outstanding.

The authorities conferred by resolutions 9, 10 and 11 will terminate on the earlier of the next following AGM and 15 months from the date of the forthcoming AGM.

Recommendation

Your Directors consider that all the resolutions to be proposed at the AGM are in the best interests of the Company and shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do in respect of their own beneficial shareholdings.

Action to be taken

Whether or not you are able to attend the AGM, the Directors request that you either (i) complete and return the enclosed Form of Proxy to the Company’s Registrars at the address shown on the reverse side of the form or electronically, following the instructions on the reverse of the form; or (ii) lodge the CREST Proxy Instruction using the CREST Proxy Voting Service, in either case so as to arrive not less than 48 hours before the time of the AGM. Returning the Form of Proxy will not prevent shareholders from attending the AGM and voting in person if they wish to do so. It should be noted that it is my current intention to conduct the business of the AGM by poll, rather than by show of hands, as this is more representative of the wishes of the shareholders as a whole. The results of the poll will be notified to a Regulatory Information Service following the AGM and will be published on the Company’s website at www.allieddomecq.com.

Yours sincerely

Gerry Robinson

Chairman

Shareholder offer — Glendronach Distillery

We are once again pleased to extend an invitation to shareholders to enjoy a two day break in north east Scotland at our Glendronach Distillery. The Glen House within the distillery grounds is a VIP house of Georgian splendour. The room rate is £75 per person, per night on dinner, bed and breakfast basis, including drinks. Full details can be obtained from Morag Ryce, Visits Manager on +44 (0) 1389 723419. Terms and conditions apply.

(1) This total includes options over ADSs, each of which represents four underlying Ordinary Shares.

Appendix — Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Allied Domecq PLC will be held at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY in The Grand Ballroom at 2.00pm on Friday 30 January 2004 for the transaction of the following business:

ORDINARY BUSINESS

Ordinary Resolution 1

That the Accounts for the year to 31 August 2003, and the Reports of the Directors and the Auditor thereon, be received and adopted.

Ordinary Resolution 2

That a dividend of 8.7p per share be paid to holders of Ordinary Shares on the Register of Members of the Company at the close of business on 9 January 2004.

Ordinary Resolution 3 (advisory)

That the Directors’ Remuneration Report for the year to 31 August 2003 on pages 44 to 51 of the Annual Report and Accounts and summarised on pages 25 to 27 of the Summary Financial Statement be received and approved.

Ordinary Resolution 4

That Mr. Philip Bowman†, who is retiring by rotation, be re-elected as a Director.

Ordinary Resolution 5

That Mr. Bruno Angelici* be elected as a Director.

Ordinary Resolution 6

That Mr. Paul Adams* be elected as a Director.

Ordinary Resolution 7

That Mr. John Rishton* † be elected as a Director.

Ordinary Resolution 8

That the re-appointment of KPMG Audit Plc as Auditor of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company be ratified and approved and that the remuneration of the Auditor be determined by the Directors.

SPECIAL BUSINESS

Ordinary Resolution 9

That the authority and power conferred by Article 9.2 of the Articles of Association of the Company be renewed until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 80 Amount shall be £92,214,192.75.

Special Resolution 10

That the authority and power conferred by Article 9.3 of the Articles of Association of the Company be renewed until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 89 Amount shall be £13,832,128.75.

Special Resolution 11

That the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the ‘Act’) to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange of Ordinary Shares of 25p each in the capital of the Company provided that:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 110,657,031 (representing 10% of the Company’s issued Ordinary Share capital);

(b) the minimum price which may be paid for such shares is 25p per Ordinary Share (exclusive of expenses);

(c) the maximum price (exclusive of expenses) which may be paid for an Ordinary Share shall not be more than 5 per cent above the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is purchased;

Appendix — Notice of Annual General Meeting continued

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Company’s next Annual General Meeting or 15 months from the date of passing this resolution, if earlier;

(e) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

By Order of the Board

Leonard Quaranto

General Counsel & Company Secretary

12 November 2003

Registered Office:

The Pavilions

Bridgwater Road

Bedminster Down

Bristol BS13 8AR, UK

Registered Number 3771147

*Member of the Audit Committee and Remuneration Committee.

†Member of the Nomination Committee.

Notes

(i)                                     Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his, her or its behalf. A proxy need not be a member of the Company.

(ii)                                  Ordinary Shareholders will receive a Form of Proxy, containing notes on completion and use, with this Notice. To be effective the Form of Proxy (or in the case of shareholders using the CREST Proxy Voting Service, the CREST Proxy Instruction) and any Power of Attorney or other authority under which it is executed (or a duly certified copy of any such power or authority) must either (i) reach the Company’s Registrars, Computershare Investor Services PLC (‘Computershare’), The Pavilions, Bridgwater Road, Bristol, BS13 8FB, United Kingdom by post or electronically; or (ii) be lodged using the CREST Proxy Voting Service (see (iv) below), in either case not less than 48 hours before the time of the AGM (or any adjournment thereof).

(iii)                               To have the right to attend and vote at the AGM (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the Register of Members of the Company as at close of business on 28 January 2004, or if the AGM is adjourned, at the close of business two business days prior to the date of the adjournment. Changes to entries on the Register after this time shall be disregarded in determining the rights of any person to attend or vote at the AGM.

(iv)                               CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM (and any adjournment thereof) by following the procedures described in the CREST Manual.

                                                In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy, the revocation of a proxy appointment, or an amendment to the instruction given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by the Company’s agent, Computershare (ID number 3RA50) not later than 48 hours before the time appointed for the AGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to a proxy appointed through CREST should be communicated by other means. It is the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

                                                The Directors may treat a CREST Proxy Instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the persons sending that instruction to send on behalf of the holder and may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Documents available for inspection

Copies of (i) the Register of Directors’ Interests and (ii) the service contracts of the Directors will be available for inspection during normal business hours, at the registered office of the Company and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ on any weekday (public holidays excluded) up to and including the date of the AGM and also at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1J 7QY for at least 15 minutes prior to, and during, the AGM.